8% PERFORMANCE CREDIT RIDER

This rider is made part of the annuity contract to which it is attached. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

This rider provides certain benefits if the contract value has not reached or exceeded a Target Value (as defined below) on the rider's seventh and tenth anniversary. Your Benefits under this rider are as follows:

(a) If on the seventh rider anniversary, your contract value has not met or exceeded the Target Value, we will make a credit to your contract equal to 3% of your purchase payments and any purchase payment credits less adjusted partial withdrawals less purchase payments and purchase payment credits made in the prior five years; and

(b) If on the tenth rider anniversary, your contract value has not met or exceeded the Target Value, we will make an additional credit to your contract equal to 5% of your purchase payments and any purchase payment credits less adjusted partial withdrawals less purchase payments and purchase payment credits made in the prior five years.

On the tenth contract anniversary and every 10 years thereafter while you have the contract, the 10 year calculation period restarts if (a) is elected. The contract value (after any credits made) on that anniversary is used as the initial purchase payment for the calculation of the Target Value and any credits. Additional credits may then be made at the end of each 10 year period as described above.

If the rider effective date is after the contract effective date, the contract value on the rider effective date is used as the initial purchase payment for the calculation of the Target Value and any credits.

Target Value

The Target Value accumulates purchase payments and any purchase payment credits at an annual interest rate of 8% until the tenth rider anniversary less adjusted partial withdrawals also accumulated at 8% until the tenth contract anniversary.

Adjusted Partial Withdrawals

We calculate the adjusted partial withdrawals for each partial withdrawal as the product of (a) times (b) where:

(a) is the ratio of the amount of partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal, and

(b) is the Target Value on the date of (but prior to) the partial withdrawal.


Reset Option

You can elect to lock in the growth in your contract by restarting the 10 year period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the initial purchase payment for the calculation of the Target Value and any credits. The next 10 year calculation period will then restart at the end of the new 10 year period from the most recent restart date. We must receive your request to restart the calculation period within 30 days after an anniversary.

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Fund Selection to Continue the Rider

You may allocate your purchase payments to any of the subaccounts or fixed accounts. However, we reserve the right to limit the amount in the fixed accounts and the specified subaccounts as indicated under the Contract Data. If we do so, we will send you notice and ask you to reallocate your contract value so that the limitation is satisfied in 60 days. If after 60 days, the limitation is not satisfied, the rider will be terminated.

8% Performance Credit Rider Fee

The charge for this rider is deducted once a year from your contract value on your contract anniversary. We pro-rate this charge among the subaccounts and fixed accounts in the same proportion as your interest in each account bears to your total contract value. The charge is shown under Contract Data and is multiplied against your contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee at that time, adjusted for the number of calendar days coverage was in place during the contract year.

Terminating the Rider

The following conditions apply to the termination of the rider:

o You may terminate the rider within 30 days following the first anniversary after the effective date of the rider.

o You may terminate the rider within 30 days following the tenth anniversary of the later of the effective date of the rider or the last reset date.

o The rider will terminate on the date you make a full withdrawal from the contract, or annuity payouts begin, or on the date that a death benefit is payable.


This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company





Secretary